CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$250,000,000	$34,100

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933. This fee reflects an additional principal amount of $250,000,000 to be issued, which is in addition to the principal amount of $1,750,000,000 for which a fee in the amount of $238,700 was previously calculated in Pricing Supplement No. 219L, dated February 21, 2013, filed on February 22, 2013.

Pricing Supplement No. 220L, dated March 19, 2013 (To Prospectus dated October 13, 2010 and Prospectus Supplement dated October 21, 2010)	Rule 424(b)(2) File No. 333-169900 CUSIP No. 46623EJV2

JPMORGAN CHASE & CO.

☒	Senior Medium-Term Notes, Series H
Due from Nine Months to Thirty Years from Date of Issue

☐	Subordinated Medium-Term Notes, Series C
Due from Nine Months to Thirty Years from Date of Issue

Principal Amount:	$250,000,000
Issue Price:	100.36% (plus accrued interest from February 26, 2013)
Commission or Discount:	$375,000 (0.150%)
Proceeds to Company:	$250,525,000 (plus accrued interest from February 26, 2013)

Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES LLC	$247,500,000
DREXEL HAMILTON, LLC	1,250,000
LOOP CAPITAL MARKETS, LLC	1,250,000

Agents’ Capacity: if as principal	☐	As agent	☒ As principal

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Issue Date: March 21, 2013 (T+2)
Stated Maturity: February 26, 2016

Form:  ☒    Book-entry  ☐ Certificated

Currency: U.S. Dollars

☐  Fixed Rate Note:         ☐  % per annum

☒ Floating Rate Note:	CD ☐ Treasury Rate ☐	Commercial Paper Rate ☐ Prime Rate ☐	Reuters LIBOR01 ☒

Interest Payment Dates: Quarterly on the 26th of February, May, August and November, via modified following business day convention, commencing May 26, 2013

Interest Reset Dates: Quarterly on the 26th of February, May, August and November, via modified following business day convention, commencing May 26, 2013

Index Maturity: 3-month LIBOR

Spread (+/-): +62 basis points

Multiplier: Not Applicable

Maximum Interest Rate: Not Applicable    Minimum Interest Rate: Not Applicable

Optional Redemption: Yes  ☐    No  ☒

Other:

This Pricing Supplement reflects an additional $250,000,000 principal amount of the notes which will be issued in addition to the $1,750,000,000 principal amount of the notes reflected in Pricing Supplement No. 219L, dated February 21, 2013, filed on February 22, 2013.

For purposes of this pricing supplement, a “business day” is a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York and London.

Settlement Period:

The closing will occur on March 21, 2013, which will be less than three U.S. business days after the date of this pricing supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

Certain Tax Considerations:

The following discussion of certain United States federal income tax consequences of the ownership of the Notes is intended to supplement, and should be read in conjunction with, the discussion under “Certain United States Federal Income Tax Consequences” contained in the Prospectus Supplement dated October 21, 2010 (“Prospectus Supplement”). The discussion below is necessarily general, and you should consult with your own tax advisors concerning the issues described below and regarding the United States federal income tax consequences to you in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Pre-issuance accrued interest

The initial offering price for the Notes being offered pursuant to this Pricing Supplement will include amounts attributable to interest accrued from February 26, 2013 to but excluding the delivery date, which we call “pre-issuance accrued interest.” Pre-issuance accrued interest will be included in the accrued interest to be paid on the Notes on the first interest payment date after the issuance of the Notes being offered pursuant to this Pricing Supplement. In accordance with applicable United States Treasury regulations, for United States federal income tax purposes, we will treat the Notes being offered pursuant to this Pricing Supplement as having been purchased for a price that does not include any pre-issuance accrued interest. If the Notes are so treated, the portion of the first stated interest payment equal to the pre-issuance accrued interest will be deemed to be a non-taxable return of pre-issuance accrued interest and, accordingly, will not be taxable as interest on the Notes.

Payments of Interest

With respect to United States Holders, in determining the amount of “interest on a note” (as referenced under “Certain United States Federal Income Tax Consequences—Consequences to United States Holders—Payments of Interest” in the Prospectus Supplement) taxable to you as ordinary income, “interest on a note” with respect to the Notes offered pursuant to this Pricing Supplement shall mean interest on a Note other than any pre-issuance accrued interest excluded from the purchase price of the Notes, as discussed above under “—Pre-issuance accrued interest”.

Sale, Exchange and Retirement of the Notes

With respect to United States Holders, in calculating your “adjusted tax basis” in a Note and the “amount you realize upon the sale, exchange, retirement or other disposition” of a Note for purposes of determining the amount of gain or loss you will recognize upon the sale, exchange, retirement or other disposition of a Note (as further discussed under “Certain United States Federal Income Tax Consequences—Consequences to United States Holders—Sale, Exchange and Retirement of Notes” in the Prospectus Supplement), your adjusted tax basis in a Note and such amount realized generally will be as otherwise described in that section of the Prospectus Supplement, less any amount attributable to pre-issuance accrued interest that is excluded from the purchase price of the Note, as discussed above under “— Pre-issuance accrued interest”. Any portion of the proceeds received upon any such sale, exchange, retirement or other disposition of a Note that is attributable to such pre-issuance accrued interest will be a non-taxable return of such pre-issuance accrued interest.

Validity of the Notes:

Simpson Thacher & Bartlett LLP, as counsel to the Company, has provided the following opinion to the Company: The notes offered by this pricing supplement have been duly authorized, and when issued by the Company, assuming due authentication thereof by the Trustee or The Bank of New York Mellon, as authenticating agent under the Indenture on behalf of the Trustee, and upon payment and delivery in accordance with the Master Agency Agreement, the notes offered by this pricing supplement will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. Capitalized terms used but not defined in this paragraph shall have the meanings ascribed thereto in the opinion letter of such counsel dated August 24, 2011, which has been included as an exhibit to a Current Report on Form 8-K of the Company filed on August 24, 2011. The opinion is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing. The opinion also assumes that the Indenture is the valid and legally binding obligation of the Trustee and is subject to customary assumptions as set forth in such opinion letter. Such counsel does not express any opinion concerning any law other than the law of the State of New York and the Delaware General Corporation Law.